UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Form 6-K is furnished by Nordic American Tankers Limited (the "Company") in connection with entry into a shareholders rights agreement (the "Rights Agreement") dated as of June 16, 2017, between the Company and Computershare Trust Company, N.A., as rights agent.
On June 16, 2017, the Board of Directors (the "Board") of the Company declared a dividend of one preferred share purchase right (a "Right") for each of the Company's common shares, par value $0.01 per share, and adopted the Rights Agreement. The dividend is payable on June 26, 2017 to the shareholders of record on such date.
The Board has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common share of the Company without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement, the Company provides the following summary description.  This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is attached as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights.  The Rights will initially trade with, and will be inseparable from, the common shares.  The Rights are evidenced only by certificates that represent common share.  New Rights will accompany any new common share of the Company issues after June 16, 2017 until the Distribution Date described below.
Exercise Price.  Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Shares (a "Preferred Share") for $30.00 (the "Exercise Price"), once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common shares.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the Company's outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date."  Until that date, the common share certificates will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights.  After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares.  Any Rights held by an Acquiring Person are void and may not be exercised.
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Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $30.00, the Exercise Price, purchase the Company's common shares with a market value of $60.00, based on the market price of the common shares prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $30.00, purchase shares of the acquiring corporation with a market value of $60.00, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person,  including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-thousandth of a Preferred Share, if issued:
•	will not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth  interest in a Preferred Share should approximate the value of one common share.
Expiration.  The Rights expire on the earliest of (i) June 16, 2027; or (ii) the redemption or exchange of the Rights, as described below.
Redemption.  The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common shares.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common shares.  No adjustments to the Exercise Price of less than 1% will be made.
2

Amendments.  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
The Rights Agreement, dated as of June 16, 2017, between the Company and Computershare, as rights agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.
In connection with the adoption of the Rights Agreement, the Board approved the Certificate of Designations establishing the Preferred Shares and the rights, preferences and privileges thereof.  The Certificate of Designations is attached hereto as Exhibit 3.1 and is incorporated herein by reference.
Exhibit Index

Exhibit No.	Exhibit

3.1	Certificate of Designations for the Company's Series A Participating Preferred Shares.

4.1
Rights Agreement, dated as of June 16, 2017, between Nordic American Tankers Limited and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 16, 2017	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A PARTICIPATING PREFERRED SHARES OF NORDIC AMERICAN TANKERS LIMITED
The undersigned, Mr. Herbjørn Hansson and Ms. Turid Sørensen do hereby certify:
1.          That they are the duly elected and acting President and Secretary, respectively, of Nordic American Tankers Limited, a Bermuda company (the "Company").
2.          That pursuant to the authority conferred by the Company's Bye-laws, the Company's Board of Directors on June 16, 2017 adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company's Series A Participating Preferred Shares:
RESOLVED, that pursuant to the authority vested in the Board of Directors (the "Board") of the Company by the Bye-laws, the Board does hereby establish a series of Preferred Shares, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:
Section 1.          Designation and Amount.  The shares of such series shall be designated as "Series A Participating Preferred Shares".  The Series A Participating Preferred Shares shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be 1,000,000, which number the Board may from time to time increase or decrease (but not below the number then outstanding).
Section 2.          Proportional Adjustment.  In the event the Company shall at any time after the issuance of any Series A Participating Preferred Shares (i) declare any dividend on the Common Shares of the Company par value $0.01 per share (the "Common Shares") payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding Series A Participating Preferred Shares.
Section 3.          Dividends and Distributions.
(a)          Subject to the prior and superior right of the holders of any shares of any series of preferred shares ranking prior and superior to the Series A Participating Preferred Shares with respect to dividends, the holders of Series A Participating Preferred Shares shall be entitled to receive when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a Series A Participating Preferred Share or a fraction thereof, in an amount per share (rounded to the nearest cent) equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any Series A Participating Preferred Share or a fraction thereof.
(b)          The Company shall declare a dividend or distribution on the Series A Participating Preferred Shares as provided in paragraph (a) above immediately after it declares a dividend or distribution on the Common Shares (other than a dividend payable in Common Shares).

(c)          Dividends shall begin to accrue on outstanding Series A Participating Preferred Shares from the Quarterly Dividend Payment Date immediately preceding the date of issue of such Series A Participating Preferred Shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Series A Participating Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series A Participating Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of Series A Participating Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Section 4.          Voting Rights.  The holders of Series A Participating Preferred Shares shall have the following voting rights:
(a)          Each Series A Participating Preferred Share shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.
(b)          Except as otherwise provided herein or by law, the holders of Series A Participating Preferred Shares and the holders of Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company.
(c)          Except as required by law, holders of Series A Participating Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.
Section 5.          Certain Restrictions.
(a)          The Company shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any Common Shares after the first issuance of a Series A Participating Preferred Share or a fraction thereof unless concurrently therewith it shall declare a dividend on the Series A Participating Preferred Shares as required by Section 3 hereof.
(b)          Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Shares as provided in Section 3 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series A Participating Preferred Shares outstanding shall have been paid in full, the Company shall not (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Shares; (ii) declare or pay dividends on, make any other distributions on any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with Series A Participating Preferred Shares, except dividends paid ratably on the Series A Participating Preferred Shares and all such parity shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Shares, provided that the Company may at any time redeem, purchase or otherwise acquire any such parity shares in exchange for shares of the Company ranking junior (either as to  dividends or upon dissolution, liquidation or winding up) to the Series A Participating Preferred Shares; (iv) purchase or otherwise acquire for consideration any Series A Participating Preferred Shares, or any shares ranking on a parity with the Series A Participating Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.
2

(c)          The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of the Company unless the Company could, under paragraph (a) of this Section 5, purchase or otherwise acquire such shares at such time and in such manner.
Section 6.          Reacquired Shares.  Any Series A Participating Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Bye-laws of the Company.
Section 7.          Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Company, the holders of Series A Participating Preferred Shares shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares plus an amount equal to any accrued and unpaid dividends on such Series A Participating Preferred Shares.
Section 8.          Consolidation, Amalgamation, Merger, etc.  In case the Company shall enter into any consolidation, amalgamation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case the Series A Participating Preferred Shares shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged.
Section 9.          No Redemption.  The Series A Participating Preferred Shares shall not be redeemable.
Section 10.          Ranking.  The Series A Participating Preferred Shares shall rank junior to all other series of the Company's Preferred Shares as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.
Section 11.          Amendment.  The Bye-laws of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Participating Preferred Shares so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding Series A Participating Preferred Shares, voting separately as a class.
Section 12.          Fractional Shares.  Series A Participating Preferred Shares may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Participating Preferred Shares.
RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Bermuda law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
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We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.
Executed in Sandefjord, Norway on June 16, 2017.

/s/ Herbjørn Hansson
Herbjørn Hansson
President/Chief Executive Officer/Chairman

/s/ Turid Sørensen
Turid Sørensen
EVP/Chief Financial Officer/Secretary

Exhibit 4.1

SHAREHOLDERS RIGHTS AGREEMENT

Between

NORDIC AMERICAN TANKERS LIMITED

and

COMPUTERSHARE TRUST COMPANY, N.A.,
as Rights Agent

Dated as of June 16, 2017

This Shareholders Rights Agreement (this "Rights Agreement") is made and entered into as of June 16, 2017, by and between Nordic American Tankers Limited, a Bermuda company (the "Company"), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the "Rights Agent").
WHEREAS, the Board of Directors of the Company (the "Board") has (a) authorized and declared a dividend of one right (the "Right") for each of the Company's Common Shares, par value $0.01 per share (the "Common Shares") held of record as of the Close of Business (as hereinafter defined) on June 26, 2017 (the "Record Date") and (b) has further authorized the issuance of one Right in respect of each Common Share that shall become outstanding (i) at any time between the Record Date and the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date (as such terms are hereinafter defined) or (ii) upon the exercise or conversion, prior to the earlier of the Redemption Date or the Final Expiration Date, of any option or other security exercisable for or convertible into Common Shares, which option or other such security is outstanding on the Distribution Date; and
WHEREAS, each Right represents the right of the holder thereof to purchase one one-thousandth of a Series A Participating Preferred Share (as such number may hereafter be adjusted pursuant to the provisions hereof), upon the terms and subject to the conditions set forth herein, having the rights, preferences and privileges set forth in the Certificate of Designations of Series A Participating Preferred Shares, attached hereto as Exhibit A.
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:
1.          Certain Definitions.For purposes of this Rights Agreement, the following terms have the meanings indicated:
"Acquiring Person" shall mean any Person (as hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) of 15% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary (as hereinafter defined) of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person if such Person shall become the Beneficial Owner of 15% or more of the Common Shares then outstanding solely as a result of a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares; provided, however, that a Person who (i) becomes the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of a grant under a Company equity incentive plan, dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares and (ii) becomes the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to an additional grant under a Company equity incentive plan, dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company or any subsidiary of the Company or an employee benefit plan of the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that a Person who (i) becomes the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company or any Subsidiary of the Company or an employee benefit plan of the Company and (ii) after such share purchases, becomes the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, if the Company's Board of Directors determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Rights Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be or have ever been an Acquiring Person for any purposes of this Rights Agreement. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an "Acquiring Person" has become so as a result of its actions in the ordinary course of its business that the Company's Board of Directors determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Rights Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Company's Board of Directors shall otherwise determine, such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Rights Agreement. Notwithstanding the foregoing, if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding, such Person shall not be or become an "Acquiring Person," as defined herein, unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares in an amount in excess of 1% of the Company's then outstanding Common Shares, (excluding shares acquired pursuant to a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the beneficial owner of 15% or more of the Common Shares then outstanding. Notwithstanding the foregoing, if at any time prior to such time as any Person becomes an Acquiring Person, the Company amends this Rights Agreement to lower the threshold set forth in this Section 1(a) (the "Reduced Threshold"), no Person who Beneficially Owns a number of Common Shares equal to or greater than the Reduced Threshold shall become an Acquiring Person; provided, however, that a Person who (i) becomes the Beneficial Owner of the Reduced Threshold and (ii) after the public announcement of the Reduced Threshold becomes the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then that Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own the Reduced Threshold or more of the Common Shares of the Company then outstanding.
"Adjustment fraction" shall have the meaning set forth in Section 11(a)(i) hereof.
"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act (as hereinafter defined) as in effect on the date of this Rights Agreement.

"Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Rights Agreement, and shall include without limitation, any entity that owns a majority of the equity of another entity, or is or would be entitled to a majority of the proceeds to equity holders upon liquidation of such other entity, is deemed to be an Associate of such entity (and vice versa).
A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own," any securities:
(i)
which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation);

(ii)
which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire or direct the acquisition of (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed pursuant to this subsection (ii)(A) to be the Beneficial Owner of, or to Beneficially Own, (1) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange, or (2) securities which a Person or any of such Person's Affiliates or Associates may be deemed to have the right to acquire pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of its Affiliates or Associates) if such agreement has been approved by the Board of Directors of the Company prior to there being an Acquiring Person; or (B) the right to vote pursuant to any agreement, arrangement or understanding or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, any security under this subsection (ii)(B) if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(iii)
which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to subsection (ii)(B) above) or disposing of any securities of the Company; provided, however, that in no case shall an officer or director of the Company be deemed (x) the Beneficial Owner of any securities beneficially owned by another officer or director of the Company solely by reason of actions undertaken by such persons in their capacity as officers or directors of the Company or (y) the Beneficial Owner of securities held of record by the trustee of any employee benefit plan of the Company or any Subsidiary of the Company for the benefit of any employee of the Company or any Subsidiary of the Company, other than the officer or director, by reason of any influence that such officer or director may have over the voting of the securities held in the plan; or

(iv)
which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person's Affiliates or Associates is a Receiving Party (as such terms are defined in the immediately following paragraph); provided, however, that the number of Common Shares that a Person is deemed to Beneficially Own pursuant to this clause (iv) in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract; provided, further, that the number of securities beneficially owned by each Counterparty (including its Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause (iv) be deemed to include all securities that are beneficially owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party, with this proviso being applied to successive Counterparties as appropriate.

A "Derivatives Contract" is a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of Common Shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Common Shares"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, Common Shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.
Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which are issuable by the Company and which such Person would be deemed to Beneficially Own hereunder.

"Book Entry Shares" shall have meaning set forth in Section 3.
"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York are authorized or obligated by law or executive order to close.
"Close of Business" on any given date shall mean 5:00 P.M., New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York time, on the next succeeding Business Day.
"Common Shares" shall have the meaning set forth in the preamble.  Common Shares when used with reference to any Person other than the Company shall mean the share capital (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.
"Common Share Equivalents" shall have the meaning set forth in Section 11(a)(iii) hereof.

"Company" shall have the meaning set forth in the preamble, subject to the terms of Section 13(a)(iii)(c) hereof.
"Current Per Share Market Price" of any security (a "Security" for purposes of this definition), for all computations other than those made pursuant to Section 11(a)(iii) hereof, shall mean the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days immediately prior to but not including such date, and for purposes of computations made pursuant to Section 11(a)(iii) hereof, the Current Per Share Market Price of any Security on any date shall be deemed to be the average of the daily closing prices per share of such Security for the ten (10) consecutive Trading Days immediately prior to but not including such date; provided, however, that in the event that the Current Per Share Market Price of the Security is determined during a period following the announcement by the issuer of such Security of (i) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (ii) any subdivision, combination or reclassification of such Security, and prior to the expiration of the applicable thirty (30) Trading Day or ten (10) Trading Day period, after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the Current Per Share Market Price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security.  The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq Stock Market or, if the Security is not listed or admitted to trading on the Nasdaq Stock Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last sale price or, if such last sale price is not reported, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company.  If on any such date no market maker is making a market in the Security, the fair value of such shares on such date as determined in good faith by the Board of Directors of the Company shall be used.  If the Preferred Shares are not publicly traded, the Current Per Share Market Price of the Preferred Shares shall be conclusively deemed to be the Current Per Share Market Price of the Common Shares as determined pursuant to this definition, as appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof, multiplied by 1,000.  If the Security is not publicly held or so listed or traded, Current Per Share Market Price shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.
"Current Value" shall have the meaning set forth in Section 11(a)(iii) hereof.
"Distribution Date" shall mean the Close of Business on the tenth calendar day after the Shares Acquisition Date (or, if the tenth calendar day after the Shares Acquisition Date occurs before the Record Date, the Close of Business on the Record Date).
"Equivalent Shares" shall mean Preferred Shares and any other class or series of share capital of the Company which is entitled to the same rights, privileges and preferences as the Preferred Shares.
"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.
"Exchange Ratio" shall have the meaning set forth in Section 24(a) hereof.
"Exercise Price" shall have the meaning set forth in Section 4(a) hereof.

"Expiration Date" shall mean the earliest to occur of: (i) the Close of Business on the Final Expiration Date, (ii) the Redemption Date, or (iii) the time at which the Board of Directors orders the exchange of the Rights as provided in Section 24 hereof.
"Final Expiration Date" shall mean June 16, 2027.
"Nasdaq" shall mean the Nasdaq Stock Market LLC.
"Person" shall mean any individual, partnership, firm, corporation, limited liability company, association, trust, limited liability partnership, joint venture, unincorporated organization or other entity, and shall include any successor (by merger or otherwise) of such entity, as well as any group under Rule 13d-5(b)(1) of the Exchange Act.
"Post-Event Transferee" shall have the meaning set forth in Section 7(e) hereof.
"Preferred Shares" shall mean Series A Participating Preferred Shares, $0.01 par value, of the Company having the rights and preferences set forth in the Form of Certificate of Designations, Preferences and Rights included as Exhibit A to this Rights Agreement.
"Pre-Event Transferee" shall have the meaning set forth in Section 7(e) hereof.
"Principal Party" shall have the meaning set forth in Section 13(b) hereof.
"Record Date" shall have the meaning set forth in the recitals at the beginning of this Rights Agreement.
"Redemption Date" shall have the meaning set forth in Section 23(a) hereof.
"Redemption Price" shall have the meaning set forth in Section 23(a) hereof.
"Rights Agent" shall mean Computershare Trust Company, N.A., or its successor or replacement as provided in Sections 19 and 21 hereof.
"Rights Certificate" shall mean a certificate substantially in the form attached hereto as Exhibit B.
"Section 11(a)(ii) Trigger Date" shall have the meaning set forth in Section 11(a)(iii) hereof.
"Section 13 Event" shall mean any event described in clause (i), (ii) or (iii) of Section 13(a) hereof.
"SEC" shall mean the U.S. Securities and Exchange Commission or any successor thereto.
"Securities Act" shall mean the Securities Act of 1933, as amended.
"Shares Acquisition Date" shall mean the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such.
"Spread" shall have the meaning set forth in Section 11(a)(iii) hereof.
"Subsidiary" of any Person shall mean any corporation or other entity of which an amount of voting securities sufficient to elect a majority of the directors or Persons having similar authority of such corporation or other entity is beneficially owned, directly or indirectly, by such Person, or any corporation or other entity otherwise controlled by such Person.

"Substitution Period" shall have the meaning set forth in Section 11(a)(iii) hereof.
"Summary of Rights" shall mean a summary of this Rights Agreement substantially in the form attached hereto as Exhibit C.
"Total Exercise Price" shall have the meaning set forth in Section 4(a) hereof.
"Trading Day" shall mean a day on which the principal national securities exchange on which a referenced security is listed or admitted to trading is open for the transaction of business or, if a referenced security is not listed or admitted to trading on any national securities exchange, a Business Day.
A "Triggering Event" shall be deemed to have occurred upon any Person, becoming an Acquiring Person.
2.          Appointment of Rights Agent.  The Company hereby appoints the Rights Agent to act as rights agent for the Company in accordance with the express terms and conditions hereof (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint such co-Rights Agent as it may deem necessary or desirable, upon ten (10) calendar days' prior written notice to the Rights Agent; provided, that such Person meets the eligibility requirements under Section 21 hereof.  In the event the Company appoints one or more co-Rights Agents, the respective duties of the Rights Agent and any co-Rights Agents under the provisions of this Rights Agreement shall be as the Company shall reasonably determine and the Company shall notify in writing, the Rights Agent and any co-Rights Agent of such duties. The Rights Agent shall have no duty to supervise, and in no event shall be liable for, the acts or omissions of any such co-Rights Agent appointed by the Company.
3.          Issuance of Rights Certificates.
(a)          Until the Distribution Date, (i) the Rights will be evidenced (subject to the provisions of Sections 3(b) and 3(c) hereof) by the certificates for shares of Common Stock registered in the names of the holders thereof or, in the case of uncertificated shares of Common Stock registered in book-entry form ("Book Entry Shares"), by notation in book entry accounts reflecting the ownership of such shares of Common Stock (which certificates and Book Entry Shares, as applicable, shall also be deemed to be Rights Certificates) and not by separate Rights Certificates and (ii) the right to receive Rights Certificates will be transferable only in connection with the transfer of shares of Common Stock.  Until the earlier of the Distribution Date or the Expiration Date, the transfer of shares of Common Stock shall also constitute the transfer of the Rights associated with such shares of Common Stock.  As soon as practicable after the Distribution Date, the Company will prepare and execute, and upon written request of the Company, the Rights Agent will countersign (in manual or facsimile form), and the Company will send or cause to be sent (and the Rights Agent will, if requested and provided with all necessary information and documents, in the discretion of the Rights Agent, at the expense of the Company, send or cause to be sent) by first-class, postage-prepaid mail, to each record holder of shares of Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, or the transfer agent or registrar for the Common Stock, a Rights Certificate, in substantially the form of Exhibit B hereto, evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein, other than to any Acquiring Person or Associates or Affiliates thereof, pursuant to Section 11(a)(ii) of this Rights Agreement.  In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11 hereof, then at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights.  As of the Distribution Date, the Rights will be evidenced solely by such Rights Certificates and may be transferred by the transfer of the Rights Certificates as permitted hereby, separately and apart from any transfer of shares of Common Stock, and the holders of such Rights Certificates as listed in the records of the Company or any transfer agent or registrar for the Rights shall be the record holders thereof.

The Company shall promptly notify the Rights Agent in writing of the occurrence of the Distribution Date.  Until such written notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Distribution Date has not occurred.
(b)          On the Record Date or as soon as practicable thereafter, the Company will send a copy of the Summary of Rights by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Shares.  With respect to certificates for Common Shares and Book Entry Shares, as applicable, outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates or Book Entry Shares, registered in the names of the holders thereof together with the Summary of Rights.  Until the Distribution Date (or, if earlier, the Expiration Date), the transfer of any Common Shares outstanding on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with such Common Shares.
(c)          Unless the Board of Directors by resolution adopted at or before the time of the issuance of any Common Shares specifies to the contrary, Rights shall be issued in respect of all Common Shares that are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date or, in certain circumstances provided in Section 22 hereof, after the Distribution Date.  Certificates and Book Entry Shares representing such Common Shares shall also be deemed to be certificates for Rights, and shall bear a legend in substantially the following form:
THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDERS RIGHTS AGREEMENT BETWEEN NORDIC AMERICAN TANKERS LIMITED AND COMPUTERSHARE TRUST COMPANY, N.A. (OR ANY SUCCESSOR RIGHTS AGENT), AS THE RIGHTS AGENT, DATED AS OF JUNE 16, 2017, AS MAY BE SUPPLEMENTED OR AMENDED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF NORDIC AMERICAN TANKERS LIMITED UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS WILL BE EVIDENCED BY SEPARATE CERTIFICATES AND WILL NO LONGER BE EVIDENCED BY THIS CERTIFICATE.  NORDIC AMERICAN TANKERS LIMITED WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE RIGHTS AGREEMENT WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR.  UNDER CERTAIN CIRCUMSTANCES SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS ISSUED TO, OR HELD BY, ANY PERSON WHO IS, WAS OR BECOMES AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR BY ANY SUBSEQUENT HOLDER, MAY BECOME NULL AND VOID.
With respect to such certificates or Book Entry Shares, as applicable, containing the foregoing legend, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Shares represented by such certificates or Book Entry Shares, as applicable, shall be evidenced by such certificates or Book Entry Shares, as applicable, alone, and the transfer of any such certificate or Book Entry Shares, as applicable, (with or without a copy of the Summary of Rights) shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.
(d)          In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

(e)          Notwithstanding the provisions of this section, neither the omission of a legend nor the failure to deliver the notice of such legend required hereby shall affect the enforceability of any part of this Rights Agreement or the rights of any holder of Rights.
4.          Form of Rights Certificates.
(a)          The Rights Certificates (and the forms of election to purchase Series A Preferred Shares and of assignment to be printed on the reverse thereof) shall be substantially in the form of Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, liabilities, or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Rights Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or a national market system, on which the Rights may from time to time be listed or traded, or to conform to usage.  Subject to the provisions of Section 11 and Section 22 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Record Date (or in the case of Rights issued with respect to Common Shares issued by the Company after the Record Date, as of the date of issuance of such Common Shares) and on their face shall entitle the holders thereof to purchase such number of one one-thousandth of a Preferred Share as shall be set forth therein at the price set forth therein (such exercise price per one one-thousandth of a Preferred Share being hereinafter referred to as the "Exercise Price" and the aggregate Exercise Price of all Preferred Shares issuable upon exercise of one Right being hereinafter referred to as the "Total Exercise Price"), but the number and type of securities purchasable upon the exercise of each Right and the Exercise Price shall be subject to adjustment as provided herein.
(b)          Any Rights Certificate issued pursuant to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom such Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Company's Board of Directors has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect avoidance of Section 7(e) hereof, and any Rights Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent the Rights Agent has received written notice thereof and to the extent feasible) a legend in substantially the following form:
THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT).  ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE RIGHTS AGREEMENT
The Company shall give written notice to the Rights Agent promptly after it becomes aware of the existence and identity of any Acquiring Person or any Affiliate or Associate thereof.  Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that no Person has become an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  The Company shall instruct the Rights Agent in writing of the Rights which should be so legended.

5.          Countersignature and Registration.
(a)          The Rights Certificates shall be duly executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President or any Vice President, either manually or by facsimile signature, and by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature, and shall have affixed thereto the Company's seal (if any) or a facsimile thereof.  The Rights Certificates shall be, either manually or by facsimile signature, countersigned by the Rights Agent and shall not be valid for any purpose unless so countersigned.  In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates on behalf of the Company had not ceased to be such officer of the Company; and any Rights Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.
(b)          Following the Distribution Date, receipt by the Rights Agent of written notice to that effect and all other relevant information referred to in Section 3(a), the Rights Agent will keep or cause to be kept, at its office designated for such purposes, books for registration and transfer of the Rights Certificates issued hereunder.  Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the date of each of the Rights Certificates.
6.          Transfer, Split Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates.
(a)          Subject to the provisions of Sections 7(e), 14 and 24 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate or Rights Certificates may be transferred, split up, combined or exchanged for another Rights Certificate or Rights Certificates, entitling the registered holder to purchase a like number of one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate or Rights Certificates surrendered then entitled such holder to purchase.  Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate or Rights Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Rights Certificates to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose, along with a signature guarantee and such other and further documentation as the Company or the Rights Agent may reasonably request. The Rights Certificates are transferable only on the registry books of the Rights Agent.  Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate or Rights Certificates until the registered holder shall have properly completed and duly signed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby and the Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall request.  Thereupon the Rights Agent shall, subject to Sections 7(e), 14 and 24 hereof, countersign and deliver to the person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested.  The Company may require payment of a sum sufficient to cover any tax or charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates as required by Section 9(e) hereof. If and to the extent the Company does require payment of any such taxes or charges, the Company shall give the Rights Agent prompt written notice thereof and the Rights Agent shall not deliver any Rights Certificate unless and until the Rights Agent is satisfied that such payments have been made, and the Rights Agent shall forward any such sum collected by it to the Company or to such Persons as the Company shall specify by written notice.  The Rights Agent shall have no duty or obligation to take any action with respect to a Rights holder under any Section of this Rights Agreement which requires the payment by such Rights holder of applicable taxes and/or charges unless and until the Rights Agent is satisfied that such taxes and/or charges have been paid.

(b)          Upon receipt by the Company and the Rights Agent of evidence satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, along with a signature guarantee and such other and further documentation as the Company or the Rights Agent may reasonably request, and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and, in the case of mutilation, upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.
7.          Exercise of Rights; Exercise Price; Expiration Date of Rights.
(a)          Subject to Sections 7(e), 23(b) and 24(b) hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date and prior to the Close of Business on the Expiration Date by surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof properly completed and duly executed (with such signature duly guaranteed), to the Rights Agent at the office or offices of the Rights Agent designated for such purpose, together with payment of the Exercise Price for each one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets as the case may be) as to which the Rights are exercised, and an amount equal to any tax or charge required to be paid under Section 9(e) hereof, by certified check, cashier's check, bank draft or money order payable to the order of the Company.
(b)          The Exercise Price for each one one-thousandth of a Preferred Share issuable pursuant to the exercise of a Right shall initially be thirty U.S. Dollars ($30.00), shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.
(c)          Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate properly completed and duly executed (with such signature duly guaranteed), accompanied by payment of the Exercise Price for the number of one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets as the case may be) to be purchased and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9(e) hereof, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent for the Preferred Shares) a certificate or certificates for the number of one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets as the case may be) to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests or (B) if the Company shall have elected to deposit the total number of one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets as the case may be) issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-thousandth of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets as the case may be) as are to be purchased (in which case certificates for the Preferred Shares (or, following a Triggering Event, other securities, cash or other assets as the case may be) represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company hereby directs the depositary agent to comply with such request, (ii) when necessary to comply with this Rights Agreement, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder and (iv) when necessary to comply with this Rights Agreement, after receipt thereof, deliver such cash to or upon the order of the registered holder of such Rights Certificate.  The payment of the Exercise Price (as such amount may be reduced (including to zero) pursuant to Section 11(a)(iii) hereof) and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9(e) hereof, may be made in cash or by certified bank check, cashier's check or bank draft payable to the order of the Company.  In the event that the Company is obligated to issue securities of the Company other than Preferred Shares, pay cash and/or distribute other property pursuant to Section 11(a) or Section 14 hereof, the Company will promptly make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when necessary to comply with this Rights Agreement.

(d)          In case the registered holder of any Rights Certificate shall properly exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Rights Certificate or to his or her duly authorized assigns, subject to the provisions of Section 14 hereof.
(e)          Notwithstanding anything in this Rights Agreement to the contrary, from and after the first occurrence of a Triggering Event, any Rights Beneficially Owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such (a "Post-Event Transferee"), (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Company's Board of Directors has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e) (a "Pre-Event Transferee") or (iv) any subsequent transferee receiving transferred Rights from a Post-Event Transferee or a Pre-Event Transferee, either directly or through one or more intermediate transferees, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Rights Agreement or otherwise.  The Company shall use all reasonable efforts to ensure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but neither the Company nor the Rights Agent shall have any liability to any holder of Rights Certificates or to any other Person as a result of the Company's failure to make any determinations with respect to an Acquiring Person or any of such Acquiring Person's Affiliates, Associates or transferees hereunder.
(f)          Notwithstanding anything in this Rights Agreement or any Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action required hereunder with respect to a registered holder upon the occurrence of any purported transfer or exercise as set forth in this Section 7 unless such registered holder shall, in addition to having complied with the requirements of Section 7(a), have (i) properly completed and duly signed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby or Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall reasonably request.
8.          Cancellation and Destruction of Rights Certificates.  All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement.  The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof.  The Rights Agent shall deliver all canceled Rights Certificates to the Company, or shall, at the written request of the Company, destroy or cause to be destroyed such canceled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.
9.          Reservation and Availability of Preferred Shares.
(a)          The Company covenants and agrees that it will use its best efforts to cause to be reserved and kept available out of its authorized and unissued Preferred Shares not reserved for another purpose (and, following the occurrence of a Triggering Event, out of its authorized and unissued Common Shares and/or other securities), the number of Preferred Shares (and, following the occurrence of the Triggering Event, Common Shares and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

(b)          If the Company shall hereafter list any of its Preferred Shares on a national securities exchange, then so long as the Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) issuable and deliverable upon exercise of the Rights may be listed on such exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable (but only to the extent that it is reasonably likely that the Rights will be exercised), all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.
(c)          The Company shall use its best efforts to (i) file, as soon as practicable following the earliest date after the first occurrence of a Triggering Event in which the consideration to be delivered by the Company upon exercise of the Rights is described in Section 11(a)(ii) or Section 11(a)(iii) hereof, or as soon as is required by law following the Distribution Date, as the case may be, a registration statement under the Securities Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the date of expiration of the Rights.  The Company may temporarily suspend, for a period not to exceed ninety (90) days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective.  Upon any such suspension, the Company shall issue a public announcement and notify the Rights Agent in writing that the exercisability of the Rights has been temporarily suspended, as well as issue a public announcement and notification in writing to the Rights Agent at such time as the suspension is no longer in effect.  The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights.  Notwithstanding any provision of this Rights Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction, unless the requisite qualification in such jurisdiction shall have been obtained, or an exemption therefrom shall be available, and until a registration statement has been declared effective.
(d)          The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (or other securities of the Company) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized and issued and fully paid and non-assessable shares.
(e)          The Company further covenants and agrees that it will pay when due and payable any and all federal and state taxes or charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Preferred Shares (or other securities of the Company) upon the exercise of Rights.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer or delivery of Rights Certificates to a person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares (or other securities of the Company) in a name other than that of, the registered holder of the Rights Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depositary receipts for Preferred Shares (or other securities of the Company) upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's or the Rights Agent's satisfaction that no such tax or charge is due.
10.          Record Date.  Each Person in whose name any certificate for a number of one one-thousandth of a Preferred Share (or other securities of the Company) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of Preferred Shares (or other securities of the Company) represented thereon, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Total Exercise Price with respect to which the Rights have been exercised (and any applicable taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Company are open.  Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a holder of Preferred Shares (or other securities of the Company) for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11.          Adjustment of Exercise Price, Number of Shares or Number of Rights.  The Exercise Price, the number and kind of shares or other property covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.
(a)          (i)          Notwithstanding anything in this Rights Agreement to the contrary, in the event the Company shall at any time after the date of this Rights Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares (by reverse stock split or otherwise) into a smaller number of Preferred Shares, or (D) issue any shares in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving company or any amalgamation where the Company is one of the amalgamating companies), then, in each such event, except as otherwise provided in Section 11 and Section 7(e) hereof: (1) the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Exercise Price thereafter shall equal the result obtained by dividing the Exercise Price in effect immediately prior to such time by a fraction (the "Adjustment Fraction"), the numerator of which shall be the total number of Preferred Shares (or shares issued in such reclassification of the Preferred Shares) outstanding immediately following such time and the denominator of which shall be the total number of Preferred Shares outstanding immediately prior to such time; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Company issuable upon exercise of such Right; and (2) the number of one one-thousandth of a Preferred Share (or other share) issuable upon the exercise of each Right shall equal the number of one one-thousandth of a Preferred Share (or other share) as was issuable upon exercise of a Right immediately prior to the occurrence of the event described in clauses (A)-(D) of this Section 11(a)(i), multiplied by the Adjustment Fraction; provided, however, that, no such adjustment shall be made pursuant to this Section 11(a)(i) to the extent that there shall have simultaneously occurred an event described in clause (A), (B), (C) or (D) of Section 11(n) with a proportionate adjustment being made thereunder.  Each Common Share that shall become outstanding after an adjustment has been made pursuant to this Section 11(a)(i) shall have associated with it the number of Rights, exercisable at the Exercise Price and for the number of one one-thousandth of a Preferred Share (or other share) as one Common Share has associated with it immediately following the adjustment made pursuant to this Section 11(a)(i).
(ii)
Subject to Section 24 of this Rights Agreement, in the event a Triggering Event shall have occurred, then promptly following such Triggering Event each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive for each Right, upon exercise thereof in accordance with the terms of this Rights Agreement and payment of the Exercise Price in effect immediately prior to the occurrence of the Triggering Event, in lieu of a number of one one-thousandth of a Preferred Share, such number of Common Shares of the Company as shall equal the result obtained by multiplying the Exercise Price in effect immediately prior to the occurrence of the Triggering Event by the number of one one-thousandth of a Preferred Share for which a Right was exercisable (or would have been exercisable if the Distribution Date had occurred) immediately prior to the first occurrence of a Triggering Event, and dividing that product by 50% of the Current Per Share Market Price for Common Shares on the date of occurrence of the Triggering Event; provided, however, that the Exercise Price and the number of Common Shares of the Company so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(e) hereof to reflect any events occurring in respect of the Common Shares of the Company after the occurrence of the Triggering Event. In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Company shall not take any action which would eliminate or diminish the benefits intended to be afforded by the Rights.

From and after the occurrence of such event, any Rights that are or were acquired or Beneficially Owned by any Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action and any holder of such Rights shall thereafter have no right whatsoever with respect to such Rights, under any provision of this Rights Agreement or otherwise.  Neither the Company nor the Rights Agent shall have liability to any holder of Rights Certificates or other Person as a result of the Company's or the Rights Agent's failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. No Rights Certificate shall be issued pursuant to Section 3 that represents Rights Beneficially Owned by an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate or nominee thereof; no Rights Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Rights Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate shall be cancelled.  The Company shall give the Rights Agent written notice of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties under this Rights Agreement and shall be deemed not to have any knowledge of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing unless and until it shall have received such notice.
(iii)
In lieu of issuing Common Shares in accordance with Section 11(a)(ii) hereof, the Company may, if the Company's Board of Directors determines that such action is necessary or appropriate and not contrary to the interest of holders of Rights and, in the event that the number of Common Shares which are authorized by the Company's Memorandum of Association but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights are not sufficient to permit the exercise in full of the Rights, the Company shall: (A) determine the excess of (1) the value of the Common Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Exercise Price (such excess, the "Spread") and (B) with respect to each Right, make adequate provision to substitute for such Common Shares, upon exercise of the Rights, (1) cash, (2) a reduction in the Exercise Price, (3) other equity securities of the Company (including, without limitation, shares or any series of preferred shares which the Company's Board of Directors has deemed to have the same value as Common Shares (such shares or Preferred Shares are herein called "Common Share Equivalents")), except to the extent that the Company has not obtained any necessary shareholder approval for such issuance, (4) debt securities of the Company, except to the extent that the Company has not obtained any necessary shareholder approval for such issuance, (5) other assets or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Company's Board of Directors based upon the advice of a nationally recognized investment banking firm selected by the Company's Board of Directors; provided, however, if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Triggering Event and (y) the date on which the Company's right of redemption pursuant to Section 23(a) expires (the later of (x) and (y) being referred to herein as the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Exercise Price, Common Shares (to the extent available), except to the extent that the Company has not obtained any necessary shareholder approval for such issuance, and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread.  If the Company's Board of Directors shall determine in good faith that it is likely that sufficient additional Common Shares could be authorized for issuance upon exercise in full of the Rights, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional shares (such period, as it may be extended, the "Substitution Period").  To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof.  In the event of any such suspension, the Company shall issue a public announcement (and provide prompt written notice to the Rights Agent) stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (and provide prompt written notice to the Rights Agent) at such time as the suspension is no longer in effect.  For purposes of this Section 11(a)(iii), the value of the Common Shares shall be the Current Per Share Market Price of the Common Shares on the Section 11(a)(ii) Trigger Date and the value of any Common Share Equivalent shall be deemed to have the same value as the Common Shares on such date.

(b)          In case the Company shall, at any time after the date of this Rights Agreement, fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling such holders (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Preferred Shares or Equivalent Shares or securities convertible into Preferred Shares or Equivalent Shares at a price per share (or having a conversion price per share, if a security convertible into Preferred Shares or Equivalent Shares) less than the then Current Per Share Market Price of the Preferred Shares or Equivalent Shares on such record date, then, in each such case, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares and Equivalent Shares (if any) outstanding on such record date, plus the number of Preferred Shares or Equivalent Shares, as the case may be, which the aggregate offering price of the total number of Preferred Shares or Equivalent Shares, as the case may be, to be offered or issued (and/or the aggregate initial conversion price of the convertible securities to be offered or issued) would purchase at such current market price, and the denominator of which shall be the number of Preferred Shares and Equivalent Shares (if any) outstanding on such record date, plus the number of additional Preferred Shares or Equivalent Shares, as the case may be, to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Company issuable upon exercise of one Right.  In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Company's Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  Preferred Shares and Equivalent Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.
(c)          In case the Company shall, at any time after the date of this Rights Agreement, fix a record date for the making of a distribution to all holders of the Preferred Shares or of any class or series of Equivalent Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving company or any amalgamation where the Company is one of the amalgamating companies) of evidences of indebtedness or assets (other than a regular quarterly cash dividend, if any, or a dividend payable in Preferred Shares) or subscription rights, options or warrants (excluding those referred to in Section 11(b)), then, in each such case, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Per Share Market Price of a Preferred Share or an Equivalent Share on such record date, less the fair market value per Preferred Share or Equivalent Share (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding and conclusive for all purposes on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Preferred Share or Equivalent Share, as the case may be, and the denominator of which shall be such Current Per Share Market Price of a Preferred Share or Equivalent Share on such record date; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.  Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.
(d)          Notwithstanding anything to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 11(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share or one hundred-thousandth of a Preferred Share, as the case may be.  Notwithstanding the first sentence of this Section 11(d), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which requires such adjustment or (ii) the Expiration Date.

(e)          If as a result of an adjustment made pursuant to Section 11(a) or 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right and, if required, the Exercise Price thereof, shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Sections 11(a), 11(b), 11(c), 11(d), 11(g), 11(h), 11(i), 11(j), 11(k) and 11(l), and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Preferred Shares shall apply on like terms to any such other shares.
(f)          All Rights originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of one one-thousandth of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.
(g)          Unless the Company shall have exercised its election as provided in Section 11(h), upon each adjustment of the Exercise Price as a result of the calculations made in Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Preferred Shares (calculated to the nearest one hundred-thousandth of a share) obtained by (i) multiplying (x) the number of Preferred Shares covered by a Right immediately prior to this adjustment, by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.
(h)          The Company may elect on or after the date of any adjustment of the Exercise Price as a result of the calculations made in Section 11(b) or (c) to adjust the number of Rights, in substitution for any adjustment in the number of Preferred Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandth of a Preferred Share for which a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one hundred-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price.  The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(h), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.  Rights Certificates so to be distributed shall be issued, executed and delivered by the Company, and countersigned and delivered by the Rights Agent, in the manner provided for herein (and may bear, at the option of the Company, the adjusted Exercise Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.
(i)          Irrespective of any adjustment or change in the Exercise Price or the number of Preferred Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per one one-thousandth of a Preferred Share and the number of one one-thousandth of a Preferred Share which were expressed in the initial Rights Certificates issued hereunder.

(j)          Before taking any action that would cause an adjustment reducing the Exercise Price below the par or stated value, if any, of the number of one one-thousandth of a Preferred Share issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable shares such number of one one-thousandth of a Preferred Share at such adjusted Exercise Price.
(k)          In any case in which this Section 11 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer (with prompt written notice thereof to the Rights Agent) until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the number of one one-thousandth of a Preferred Share and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of one one-thousandth of a Preferred Share and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) upon the occurrence of the event requiring such adjustment.
(l)          Notwithstanding anything in this Section 11 to the contrary, prior to the Distribution Date, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred Shares or Common Shares, (ii) issuance wholly for cash of any Preferred Shares or Common Shares at less than the current market price, (iii) issuance wholly for cash of Preferred Shares or Common Shares or securities which by their terms are convertible into or exchangeable for Preferred or Common Shares, (iv) share dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred Shares or Common Shares shall not be taxable to such shareholders.
(m)          The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Sections 23, 24 or 27 hereof, take (or permit to be taken) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
(n)          In the event the Company shall at any time after the date of this Rights Agreement (A) declare a dividend on the Common Shares payable in Common Shares, (B) subdivide the outstanding Common Shares, (C) combine the outstanding Common Shares (by consolidation or otherwise) into a smaller number of Common Shares, or (D) issue any shares in a reclassification of the Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving company or any amalgamation where the Company is one of the amalgamating companies), then, in each such event, except as otherwise provided in Section 11(a) and Section 7(e) hereof: (1) each Common Share (or shares issued in such reclassification of the Common Shares) outstanding immediately following such time shall have associated with it the number of Rights as were associated with one Common Share immediately prior to the occurrence of the event described in clauses (A)-(D) above; (2) the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Exercise Price thereafter shall equal the result obtained by multiplying the Exercise Price in effect immediately prior to such time by a fraction, the numerator of which shall be the total number of Common Shares outstanding immediately prior to the event described in clauses (A)-(D) above, and the denominator of which shall be the total number of Common Shares outstanding immediately after such event; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of the Company issuable upon exercise of such Right; and (3) the number of one one-thousandth of a Preferred Share (or shares of such other capital stock) issuable upon the exercise of each Right outstanding after such event shall equal the number of one one-thousandth of a Preferred Share (or other share) as were issuable with respect to one Right immediately prior to such event.  Each Common Share that shall become outstanding after an adjustment has been made pursuant to this Section 11(n) shall have associated with it the number of Rights, exercisable at the Exercise Price and for the number of one one-thousandth of a Preferred Share (or other share) as one Common Share has associated with it immediately following the adjustment made pursuant to this Section 11(n).  If an event occurs which would require an adjustment under both this Section 11(n) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(n) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

12.          Certificate of Adjusted Exercise Price or Number of Shares.  Whenever an adjustment is made or any event affecting the Rights or their exercisability (including, without limitation, an event which causes Rights to become null and void) occurs as provided in Sections 11 and 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment or describing such event, and a brief reasonably detailed statement of the facts to the extent applicable, accounting for any such adjustment or event, (b) file with the Rights Agent and with each transfer agent for the Preferred Shares and Common Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution Date, each registered holder of Common Shares, whether represented by certificates or Book Entry Shares) in accordance with Section 26 hereof.  Notwithstanding the foregoing sentence, the failure of the Company to make such certification or give such notice shall not affect the validity of such adjustment or the force or effect of the requirement for such adjustment.  The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement contained therein and shall have no duty or liability with respect thereto, and shall not be deemed to have knowledge of any adjustment or any such event unless and until it shall have received such certificate.
13.          Consolidation, Amalgamation, Merger or Sale or Transfer of Assets or Earning Power.
(a)	In the event that, following a Shares Acquisition Date, directly or indirectly:
(i)
the Company shall consolidate, amalgamate or merge with or into, any other Person (other than a wholly-owned Subsidiary of the Company in a transaction the principal purpose of which is to change the jurisdiction of incorporation of the Company and which complies with Section 11(m) hereof);

(ii)
any Person shall consolidate, amalgamate or merge with or into the Company and the Company shall be the continuing or surviving company of such consolidation or merger or, in any amalgamation, the Company is one of the amalgamating companies, and, in connection with such amalgamation or merger, all or some of the Common Shares shall be changed into or exchanged for shares or other securities of any other person (or the Company); or

(iii)
the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or one or more of its wholly owned Subsidiaries in one or more transactions, each of which individually (and together) complies with Section 11(m) hereof), then, concurrent with and in each such case:
(a)
each holder of a Right (except as provided in Section 7(e) hereof) shall thereafter have the right to receive, upon the exercise thereof, at a price equal to the Total Exercise Price applicable immediately prior to the occurrence of the Section 13 Event in accordance with the terms of this Rights Agreement, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable Common Shares of the Principal Party (as hereinafter defined), free of any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by dividing such Total Exercise Price by 50% of the Current Per Share Market Price of the Common Shares of such Principal Party on the date of consummation of such Section 13 Event, provided, however, that the Exercise Price and the number of Common Shares of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(e) hereof;

(b)	such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Rights Agreement;
(c)
the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event;

(d)
such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its Common Shares) in connection with the consummation of any such transaction as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Common Shares thereafter deliverable upon the exercise of the Rights; and

(e)
upon the subsequent occurrence of any consolidation, amalgamation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Total Exercise Price as provided in this Section 13(a), such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Shares of the Principal Party receivable upon the exercise of such Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property.

(f)
For purposes hereof, the "earning power" of the Company and its Subsidiaries shall be determined in good faith by the Company's Board of Directors on the basis of the operating earnings of each business operated by the Company and its Subsidiaries during the three fiscal years preceding the date of such determination (or, in the case of any business not operated by the Company or any Subsidiary during three full fiscal years preceding such date, during the period such business was operated by the Company or any Subsidiary).

(b)	For purposes of this Rights Agreement, the term "Principal Party" shall mean:
(i)
in the case of any transaction described in clause (i) or (ii) of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the Common Shares are converted in such merger, amalgamation or consolidation, or, if there is more than one such issuer, the issuer the Common Shares of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the Common Shares of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation or amalgamation; and

(ii)
in the case of any transaction described in clause (iii) of Section13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if more than one Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred and each such portion would, were it not for the other equal portions, constitute the greatest portion of the assets or earning power so transferred, or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding; provided, however, that in any such case described in the foregoing clause (b)(i) or (b)(ii), if the Common Shares of such Person are not at such time or have not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Shares of which are and have been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Shares of which are and have been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c)          The Company shall not consummate any Section 13 Event unless the Principal Party shall have a sufficient number of authorized Common Shares that have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such issuer shall have executed and delivered to the Rights Agent a supplemental agreement confirming that such Principal Party shall, upon consummation of such Section 13 Event, assume this Rights Agreement in accordance with Sections 13(a) and 13(b) hereof, that all rights of first refusal or preemptive rights in respect of the issuance of Common Shares of such Principal Party upon exercise of outstanding Rights have been waived, that there are no rights, warrants, instruments or securities outstanding or any agreements or arrangements which, as a result of the consummation of such transaction, would eliminate or substantially diminish the benefits intended to be afforded by the Rights and that such transaction shall not result in a default by such Principal Party under this Rights Agreement, and further providing that, as soon as practicable after the date of such Section 13 Event, such Principal Party will:
(i)
prepare and file a registration statement under the Securities Act with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date, and similarly comply with applicable state securities laws;

(ii)
use its best efforts to list (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on a national securities exchange or to meet the eligibility requirements for quotation on Nasdaq and list (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on Nasdaq; and

(iii)
deliver to holders of the Rights historical financial statements for such Principal Party which comply in all respects with the requirements for registration on Form F-1 or S-1 (or any successor form) under the Exchange Act.

In the event that at any time after the occurrence of a Triggering Event some or all of the Rights shall not have been exercised at the time of a transaction described in this Section 13, the Rights which have not theretofore been exercised shall thereafter be exercisable in the manner described in Section 13(a) (without taking into account any prior adjustment required by Section 11(a)(ii)).
(d)          In case the "Principal Party" for purposes of Section 13(b) hereof has provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its corporate affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to Section 13 hereof), in connection with, or as a consequence of, the consummation of a Section 13 Event, Common Shares or Equivalent Shares of such Principal Party at less than the then Current Per Share Market Price thereof or securities exercisable for, or convertible into, Common Shares or Equivalent Shares of such Principal Party at less than such then Current Per Share Market Price, or (ii) providing for any special payment, tax or similar provision in connection with the issuance of the Common Shares of such Principal Party pursuant to the provisions of Section 13 hereof, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with or as a consequence of, the consummation of the proposed transaction.
(e)          The Company covenants and agrees that it shall not, at any time after the Distribution Date, effect or permit to occur any Section 13 Event, if (i) at the time or immediately after such Section 13 Event there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such Section 13 Event, the shareholders of the Person who constitutes, or would constitute, the "Principal Party" for purposes of Section 13(b) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.
(f)          The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers.
14.          Fractional Rights and Fractional Shares.
(a)          The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right.  For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable, as determined pursuant to this Rights Agreement.
(b)          The Company shall not be required to issue fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share).  Interests in fractions of Preferred Shares in integral multiples of one one-thousandth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts.  In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of a Preferred Share.  For purposes of this Section 14(b), the current market value of a Preferred Share shall be one thousand times the closing price of a Common Share (as determined pursuant to the terms hereof) for the Trading Day immediately prior to the date of such exercise.

(c)          The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares upon the exercise or exchange of Rights.  In lieu of such fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of a Common Share.  For purposes of this Section 14(c), the current market value of a Common Share shall be the closing price of a Common Share (as determined pursuant to the terms hereof) for the Trading Day immediately prior to the date of such exercise.
(d)          The holder of a Right by the acceptance of the Right expressly waives his or her right to receive any fractional Rights or any fractional shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share) upon exercise of a Right.
(e)          Whenever a payment for fractional Rights or fractional Shares is to be made by the Rights Agent under any Section of this Rights Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of, any payment for fractional Rights or fractional Shares under any Section of this Rights Agreement relating to the payment of fractional Rights or fractional Shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.
15.          Rights of Action.  (a)  All rights of action in respect of this Rights Agreement, excepting the rights of action given to the Rights Agent under any Section of this Rights Agreement, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his or her own behalf and for his or her own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his or her right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Rights Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Rights Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Rights Agreement.
(b)          Notwithstanding anything in this Rights Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Rights Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company shall use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.
16.          Agreement of Rights Holders.  Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:
(a)          prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b)          after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates properly completed and duly executed (with such signature duly guaranteed), as determined in the sole discretion of the Rights Agent; and
(c)          subject to Sections 6(a) and 7(f) hereof, the Company and the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Distribution Date, the associated Common Shares certificate or Book Entry Shares, as applicable) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Share certificate or Book Entry Shares, as applicable, made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.
17.          Rights Certificate Holder Not Deemed a Shareholder.  No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose to be the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.
18.          The Rights Agent.
(a)          The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with mutually agreed upon fee schedule and, from time to time, on demand of the Rights Agent, to reimburse the Rights Agent for all of its expenses and counsel fees and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Rights Agreement and the exercise and performance of its duties hereunder.  The Company also covenants and agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel), that may be paid, incurred or suffered by it, or to which it may become subject, without gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Rights Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder.  The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company.
(b)          The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered or omitted to be taken by it in connection with, its acceptance and administration of this Rights Agreement and the exercise and performance of its duties hereunder, in reliance upon any Rights Certificate or certificate (including in the case of uncertificated shares, by notation in book entry accounts reflecting ownership) for the Preferred Shares or Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive written notice thereof hereunder, but for which it has not received such written notice, and the Rights Agent shall (subject to the limitations set forth herein) be fully protected and shall incur no liability for failing to take action in connection therewith unless and until it has received such written notice.

19.          Merger or Consolidation or Change of Name of Rights Agent.
(a)          Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder service business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Rights Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, that such Person would be eligible for appointment as a successor Rights Agent under Section 21 hereof.  The purchase of all or substantially all of the Rights Agent's assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 19.  In case at the time such successor Rights Agent shall succeed to the agency created by this Rights Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Rights Agreement.
(b)          In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Rights Agreement.
20.          Rights and Duties of Rights Agent.  The Rights Agent undertakes to perform only the duties and obligations expressly set forth in this Rights Agreement (and not implied duties or obligations). The Rights Agent shall perform such duties and obligations upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, or, prior to the Distribution Date, Common Shares, by their acceptance thereof, shall be bound:
(a)          The Rights Agent may consult with legal counsel selected by it (who may be outside legal counsel for the Rights Agent or the Company), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent will have no liability for or in respect of, any action taken, suffered, or omitted to be taken by it and in accordance with such advice or opinion.
(b)          Whenever in the performance of its duties under this Rights Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person or any Affiliate or Associate of an Acquiring Person, or the determination of Current Per Share Market Price) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be specifically prescribed herein) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be the full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Rights Agreement in reliance upon such certificate.  The Rights Agent shall have no duty to act without such a certificate from an officer of the Company as set forth in the preceding sentence.
(c)          The Rights Agent shall be liable to the Company and any other Person hereunder only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(d)          The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Rights Agreement or in the Rights Certificates (including in the case of uncertificated shares, by notation in book entry accounts reflecting ownership), except as to its countersignature thereof, or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.
(e)          The Rights Agent shall not have any liability for nor be under any responsibility in respect of the legality or validity of this Rights Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (including in the case of uncertificated shares, by notation in book entry accounts reflecting ownership), except its countersignature thereof, or any modification or order of any court, tribunal, or governmental authority in connection with the foregoing; nor shall it be liable or responsible for any breach by the Company of any covenant or failure by the Company to satisfy any condition contained in this Rights Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Sections 3, 11, 13, 23 or 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of a certificate furnished pursuant to Section 12 describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock, the Preferred Shares, or any other securities to be issued pursuant to this Rights Agreement or any Rights Certificate or as to whether any shares of Preferred Stock, the Preferred Shares, or any other securities will, when so issued, be validly authorized and issued, fully paid and non-assessable. The Rights Agent shall have no obligation under any Section of this Rights Agreement to determine whether an event requiring an adjustment in Exercise Price, number of shares or number of Rights has occurred or to calculate or confirm the accuracy of any of the adjustments required hereunder.
(f)          The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Rights Agreement, in the reasonable discretion of the Rights Agent.
(g)          The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder and certificates delivered pursuant to any provisions hereof from any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties. The Rights Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with instructions of any such officer and such advice or instruction shall be full authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken or suffered or omitted to be taken by it in accordance with advice or instructions of any such officer or for any delay in acting while waiting for those instructions.  Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Rights Agreement and the date on and/or after which such action shall be taken or such omission shall be effective.  The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from any such officer, and shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five (5) Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken, suffered, or omitted.

(h)          The Rights Agent and any shareholder, member, affiliate, director, officer, employee, agent, or representative of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Rights Agreement.  Nothing herein shall preclude the Rights Agent or any such shareholder, member, affiliate, director, officer or employee of the Rights Agent from acting in any other capacity for the Company or for any other Person.
(i)          The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its officers, directors and employees) or by or through its attorneys or agents. The Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct in the absence of gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction) in the selection and continued employment thereof.
(j)          No provision of this Rights Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.  The Rights Agent shall not be required to take any action or to follow any instruction of the Company that the Rights Agent believes, in its sole discretion, would cause the Rights Agent to take action that is illegal.
(k)          If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, either (i) the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, or (ii) any other actual or suspected irregularity exists, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company; provided, however that Rights Agent shall not be liable for any delays arising from the duties under this section 20(k).
(l)          The Rights Agent shall have no responsibility to the Company, any holders of Rights or any holders of Common Shares for interest or earnings on any moneys held by the Rights Agent pursuant to this Rights Agreement.
(m)          The Rights Agent shall not be required to take notice or be deemed to have notice of any fact, event, condition, or determination (including, without limitation, any dates or events defined in this Rights Agreement or the designation of any Person as an Acquiring Person, Affiliate or Associate) under this Rights Agreement unless and until the Rights Agent shall be specifically notified in writing by the Company of such fact, event, condition, or determination, and all notices or other instruments required by this Rights Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified in Section 26 hereof, and in the absence of such notice so delivered, the Rights Agent may conclusively assume no such event or condition exists.
(n)          The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.
(o)          The Rights Agent shall act hereunder solely as agent for the Company. The Rights Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Rights.

(p)          The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the SEC or this Rights Agreement, including without limitation obligations under applicable regulation or law.
(q)          The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Rights with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.
The provisions of Sections 18 and 20 shall survive the termination of this Rights Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and the expiration of the Rights.  Notwithstanding anything in this Rights Agreement to the contrary, in no event shall the Rights Agent be liable for special, punitive, incidental, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action; and the Company shall indemnify the Rights Agent and hold it harmless to the fullest extent permitted by law against any loss, liability or expense incurred as a result of claims for special, punitive, incidental, indirect or consequential loss or damages of any kind whatsoever provided in each case that such claims are not the result of the gross negligence, bad faith or willful misconduct of the Rights Agent (each as determined by a final judgment of a court of competent jurisdiction).  Notwithstanding anything in this Rights Agreement to the contrary, any liability of the Rights Agent under this Rights Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought.
21.          Change of Rights Agent.  The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Rights Agreement upon at least thirty (30) days' written notice to the Company and, in the event that the Rights Agent or one of its Affiliates is not also the transfer agent for the Company, to each transfer agent of the Preferred Shares and the Common Shares known to the Rights Agent. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Rights Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.  The Company may remove the Rights Agent or any successor Rights Agent upon at least thirty (30) days' written notice to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares and to the holders of the Rights Certificates by public announcement or written notice.  If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after receiving written notice of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which at the time of its appointment as Rights Agent has, along with its Affiliates, a combined capital and surplus of at least $50 million or (b) an Affiliate of such a Person described in clause (a) of this sentence.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the foregoing purpose, but the predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a written notice thereof to the registered holders of the Rights Certificates.  Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22.          Issuance of New Rights Certificates.  Notwithstanding any of the provisions of this Rights Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price or the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Rights Agreement.  In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company outstanding at the date hereof or upon the exercise, conversion or exchange of securities hereinafter issued by the Company and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued and this sentence shall be null and void ab initio if, and to the extent that, such issuance or this sentence would create a significant risk of or result in material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued or would create a significant risk of or result in such options' or employee plans' or arrangements' failing to qualify for otherwise available special tax treatment and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.
23.          Redemption.
(a)          The Company may, at its option and with the approval of the Board of Directors, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price").  The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish.  The date on which the Board of Directors elects to make the redemption effective shall be referred to as the "Redemption Date".
(b)          Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, written notice of which shall have been filed with the Rights Agent, and without any further action and without any notice, the right to exercise the Rights shall terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give or any defect in, any such notice shall not affect the legality or validity of such redemption.  Within ten (10) days after the action of the Board of Directors ordering the redemption of the Rights, the Company shall promptly mail a notice of such redemption to the Rights Agent and the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, and other than in connection with the purchase of Common Shares prior to the Distribution Date.
24.          Exchange.
(a)          Subject to applicable laws, rules and regulations, and subject to subsection 24(c) below, the Company may, at its option, by action of the Board of Directors, at any time after the occurrence of a Triggering Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio").  Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

(b)          Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.  The Company shall give (i) prompt written notice to the Rights Agent of such exchange; and (ii) public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange.  The Company shall promptly mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged.  Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become null and void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.
(c)          In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with Section 24(a), the Company shall either take such action as may be necessary to authorize additional Common Shares for issuance upon exchange of the Rights or alternatively, at the option of a majority of the Board of Directors, with respect to each Right (i) pay cash in an amount equal to the Current Value (as hereinafter defined), in lieu of issuing Common Shares in exchange therefor, or (ii) issue debt or equity securities or a combination thereof, having a value equal to the Current Value, in lieu of issuing Common Shares in exchange for each such Right, where the value of such securities shall be determined by a nationally recognized investment banking firm selected by majority vote of the Board of Directors, or (iii) deliver any combination of cash, property, Common Shares and/or other securities having a value equal to the Current Value in exchange for each Right.  For purposes of this Section 24(c) only, the Current Value shall mean the product of the Current Per Share Market Price of Common Shares on the date of the occurrence of the event described above in subparagraph (a), multiplied by the number of Common Shares for which the Right otherwise would be exchangeable if there were sufficient shares available.  To the extent that the Company determines that some action need be taken pursuant to clauses (i), (ii) or (iii) of this Section 24(c), the Board of Directors may temporarily suspend the exercisability of the Rights for a period of up to sixty (60) days following the date on which the event described in Section 24(a) shall have occurred, in order to seek any authorization of additional Common Shares and/or to decide the appropriate form of distribution to be made pursuant to the above provision and to determine the value thereof.  In the event of any such suspension, the Company shall (i) give prompt written notice to the Rights Agent of such suspension; and (ii) issue a public announcement stating that the exercisability of the Rights has been temporarily suspended.
(d)          The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares.  In lieu of such fractional Common Shares, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Common Shares would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Common Share (as determined pursuant to the terms hereof).
(e)          The Company may, at its option, by majority vote of the Board of Directors, at any time before the Share Acquisition Date, exchange all or part of the then outstanding Rights for rights of substantially equivalent value, as determined reasonably and with good faith by the Board of Directors, based upon the advice of one or more nationally recognized investment banking firms.
(f)          Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (e) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of rights in exchange therefor as has been determined by the Board of Directors in accordance with subsection 24(e) above.  The Company shall give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange.  The Company shall promptly mail a notice of any such exchange with a reasonably detailed description thereof to the Rights Agent and all of the holders of such Rights at their last addresses as they appear upon the registry books of the transfer agent for the Common Shares of the Company.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of exchange will state the method by which the exchange of the Rights will be effected.

25.          Notice of Certain Events.
(a)          In case the Company shall propose to effect or permit to occur any Triggering Event or Section 13 Event, the Company shall give notice thereof to the Rights Agent and each holder of Rights in accordance with Section 26 hereof at least twenty (20) days prior to occurrence of such Triggering Event or such Section 13 Event.
(b)          In case any Triggering Event set forth in Section 11(a)(ii) hereof shall occur, then the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Rights Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) hereof.
26.          Notices.  Notices or demands authorized by this Rights Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if in writing and sent by facsimile when a confirmation is received by the transmitting person (which confirmation may be made by facsimile or email), if sent by first-class mail or nationally recognized overnight delivery service, postage prepaid, or hand delivery when received, and addressed (until another address is filed in writing with the Rights Agent) as follows:
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
Attention: Mr. Herbjørn Hansson

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Gary J. Wolfe, Esq.

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Rights Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if in writing and sent by facsimile when a confirmation is received by the transmitting person (which confirmation may be made by facsimile or email), or by first-class mail or nationally recognized overnight delivery service, postage prepaid, or hand delivery when received, and addressed (until another address is filed in writing with the Company) as follows:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attention: Client Services

Notices or demands authorized by this Rights Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, to the holders of Common Shares) shall be sufficiently given or made if sent by first-class mail or nationally recognized courier service, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

27.          Supplements and Amendments.  Prior to the occurrence of a Distribution Date, the Company and the Rights Agent may supplement or amend this Rights Agreement in any respect without the approval of any holders of Rights.  From and after the occurrence of a Distribution Date, the Company and the Rights Agent may from time to time supplement or amend this Rights Agreement without the approval of any holders of Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder or (iv) to change or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, this Rights Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).  Upon the delivery of a certificate from an appropriate officer of the Company and, if reasonably requested by the Rights Agent, an opinion of counsel, that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment.  Notwithstanding anything contained in this Rights Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Rights Agreement.  Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares.
28.          .Successors.  All the covenants and provisions of this Rights Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.
29.          Determinations and Actions by the Board of Directors, etc.  For all purposes of this Rights Agreement, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act.  Except as otherwise provided for herein, the Board of Directors of the Company shall have the exclusive power and authority to administer this Rights Agreement and to exercise all rights and powers specifically granted to the Board, or the Company, or as may be necessary or advisable in the administration of this Rights Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Rights Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Rights Agreement (including a determination to redeem or not redeem the Rights or to amend the Rights Agreement in accordance with Section 27 hereof).  All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent (except with respect to any dispute concerning the Rights Agent's own rights, duties, obligations or immunities under this Rights Agreement), the holders of the Rights Certificates and all other parties and (y) not subject the Board to any liability to the holders of the Rights.  The Rights Agent is entitled always to assume the Company's Board of Directors acted in good faith and shall be fully protected and incur no liability in reliance thereon.
30.          Benefits of this Rights Agreement.  Nothing in this Rights Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Rights Agreement; but this Rights Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares).

31.          Severability.  If any term, provision, covenant or restriction of this Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Rights Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Rights Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company determines in its good faith judgment that severing the invalid language from this Rights Agreement would adversely affect the purpose or effect of this Rights Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the Close of Business on the tenth Business Day following the date of such determination by the Board of Directors; further provided, however, that if any such excluded language shall adversely affect rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.
32.          Governing Law.  This Rights Agreement and each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
33.          Counterparts.  This Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Rights Agreement executed and/or transmitted electronically shall have the same authority, effect and enforceability as an original signature.
34.          Descriptive Headings; Interpretation.
(a)          Descriptive headings of the several Sections of this Rights Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
(b)          Whenever the words "include," "includes" or "including" are used in this Rights Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Rights Agreement as a whole and not to any particular provision of this Rights Agreement, and article, section, subsection, paragraph and exhibit references are to the articles, sections, paragraphs and exhibits of this Rights Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
35.          Force Majeure.  Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance of any act, duty, obligation or responsibility by reason of any occurrence beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Shareholders Rights Agreement as of the date first written above.
NORDIC AMERICAN TANKERS LIMITED

By:	/s/ Herbjørn Hansson
Name: Herbjørn Hansson
Title: Chief Executive Officer and President

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Dennis V. Moccia
Name: Dennis V. Moccia
Title: Manager, Contract Administration

[Signature Page to Shareholders Rights Agreement]

Exhibit A

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A PARTICIPATING PREFERRED SHARES OF NORDIC AMERICAN TANKERS LIMITED
The undersigned, Mr. Herbjørn Hansson and Ms. Turid Sørensen do hereby certify:
1.          That they are the duly elected and acting President and Secretary, respectively, of Nordic American Tankers Limited, a Bermuda corporation (the "Company").
2.          That pursuant to the authority conferred by the Company's Bye-laws, the Company's Board of Directors on June 16, 2017 adopted the following resolution designating and prescribing the relative rights, preferences and limitations of the Company's Series A Participating Preferred Shares:
RESOLVED, that pursuant to the authority vested in the Board of Directors (the "Board") of the Company by the Bye-laws, the Board does hereby establish a series of Preferred Shares, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:
Section 1.          Designation and Amount.  The shares of such series shall be designated as "Series A Participating Preferred Shares".  The Series A Participating Preferred Shares shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be 1,000,000, which number the Board may from time to time increase or decrease (but not below the number then outstanding).
Section 2.          Proportional Adjustment.  In the event the Company shall at any time after the issuance of any share or shares of Series A Participating Preferred Shares (i) declare any dividend on the Common Shares of the Company par value $0.01 per share (the "Common Shares") payable in Common Shares, (ii) subdivide the outstanding Common Shares or (iii) combine the outstanding Common Shares into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series A Participating Preferred Shares.
Section 3.          Dividends and Distributions.
(a)          Subject to the prior and superior right of the holders of any shares of any series of Preferred Shares ranking prior and superior to the shares of Series A Participating Preferred Shares with respect to dividends, the holders of shares of Series A Participating Preferred Shares shall be entitled to receive when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Participating Preferred Shares, in an amount per share (rounded to the nearest cent) equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Participating Preferred Shares.
(b)          The Company shall declare a dividend or distribution on the Series A Participating Preferred Shares as provided in paragraph (a) above immediately after it declares a dividend or distribution on the Common Shares (other than a dividend payable in Common Shares).

(c)          Dividends shall begin to accrue on outstanding shares of Series A Participating Preferred Shares from the Quarterly Dividend Payment Date immediately preceding the date of issue of such shares of Series A Participating Preferred Shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Participating Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Participating Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series A Participating Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Section 4.          Voting Rights.  The holders of shares of Series A Participating Preferred Shares shall have the following voting rights:
(a)          Each share of Series A Participating Preferred Shares shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.
(b)          Except as otherwise provided herein or by law, the holders of shares of Series A Participating Preferred Shares and the holders of Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company.
(c)          Except as required by law, holders of Series A Participating Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.
Section 5.          Certain Restrictions.
(a)          The Company shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any Common Shares after the first issuance of a share or fraction of a share of Series A Participating Preferred Shares unless concurrently therewith it shall declare a dividend on the Series A Participating Preferred Shares as required by Section 3 hereof.
(b)          Whenever quarterly dividends or other dividends or distributions payable on the Series A Participating Preferred Shares as provided in Section 3 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Participating Preferred Shares outstanding shall have been paid in full, the Company shall not (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock  ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Participating Preferred Shares; (ii) declare or pay dividends on, make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with Series A Participating Preferred Shares, except dividends paid ratably on the Series A Participating Preferred Shares and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Participating Preferred Shares, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to  dividends or upon dissolution, liquidation or winding up) to the Series A Participating Preferred Shares; (iv) purchase or otherwise acquire for consideration any shares of Series A Participating Preferred Shares, or any shares of stock ranking on a parity with the Series A Participating Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)          The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of stock of the Company unless the Company could, under paragraph (a) of this Section 5, purchase or otherwise acquire such shares at such time and in such manner.
Section 6.          Reacquired Shares.  Any shares of Series A Participating Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Bye-laws.
Section 7.          Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Participating Preferred Shares shall be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares plus an amount equal to any accrued and unpaid dividends on such shares of Series A Participating Preferred Shares.
Section 8.          Consolidation, Merger, etc.  In case the Company shall enter into any consolidation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Participating Preferred Shares shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Shares is changed or exchanged.
Section 9.          No Redemption.  The shares of Series A Participating Preferred Shares shall not be redeemable.
Section 10.          Ranking.  The Series A Participating Preferred Shares shall rank junior to all other series of the Company's Preferred Shares as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.
Section 11.          Amendment.  The Bye-laws of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Participating Preferred Shares so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series A Participating Preferred Shares, voting separately as a class.
Section 12.          Fractional Shares.  Series A Participating Preferred Shares may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Participating Preferred Shares.
RESOLVED FURTHER, that the President or any Vice President and the Secretary or any Assistant Secretary of this Company be, and they hereby are, authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Bermuda law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.
Executed in Sandefjord, Norway on June 16, 2017.

/s/ Herbjørn Hansson
Herbjørn Hansson
President/Chief Executive Officer/Chairman

/s/ Turid Sørensen
Turid Sørensen
EVP/Chief Financial Officer/Secretary

Exhibit B

FORM OF RIGHTS CERTIFICATE

Certificate No. R- Rights
NOT EXERCISABLE AFTER JUNE 16, 2027, UNLESS EXTENDED PRIOR THERETO BY THE BOARD OF DIRECTORS OF THE COMPANY, OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT THE OPTION OF THE COMPANY, AT $0.01 PER RIGHT AND EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF ANY SUCH PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [IF THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF THE RIGHTS AGREEMENT.]1
RIGHTS CERTIFICATE
NORDIC AMERICAN TANKERS LIMITED

This certifies that ___________________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of June 16, 2017, as amended from time to time (the "Rights Agreement"), between Nordic American Tankers Limited, a Bermuda, corporation (the "Company"), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York time, on June 16, 2027 at the office or offices of the Rights Agent, or at the office or offices of its successor as Rights Agent, one one-thousandth of a fully paid non-assessable share of Series A Participating Preferred Shares, $0.01 par value per share (the "Preferred Shares"), of the Company, at a purchase price of $30.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase duly executed.  The number of Rights evidenced by this Rights Certificate (and the number of one one-thousandths of a Preferred Share which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of ___________________, based on the Preferred Shares as constituted at such date.  As provided in the Rights Agreement, the Purchase Price and the number of one one-thousandths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events.
This Rights Certificate is subject to all of the terms, covenants and restrictions of the Rights Agreement, which terms, covenants and restrictions are hereby incorporated herein by reference and made a part hereof, and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the principal executive offices of the Company.
This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase.  If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

1 The portion of the legend in brackets shall be inserted only if applicable and shall replace the preceding sentence.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $0.01 per Right or (ii) may be exchanged in whole or in part for Preferred Shares or shares of the Company's Common Shares, par value $0.01 per share.
No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.
No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Rights Agent.
WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.
Dated as of __________ ___, _____.

ATTEST: ___________________________________ Name: Title:	NORDIC AMERICAN TANKERS LIMITED By: ___________________________________ Name: Title:
Countersigned: Computershare Trust Company, N.A., as Rights Agent By: _______________________________ Authorized Signature

FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE
FORM OF ASSIGNMENT
(To be executed by the registered holder if such
holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:	__________ ___, _____.
Signature

Signature Guaranteed:
Signatures must be guaranteed by a participant in the Securities Transfer Agent Medallion Program or the Stock Exchanges Medallion Program.
Certificate
The undersigned hereby certifies by checking the appropriate boxes that:
(1)          this Rights Certificate [ ] is [ ] is not being sold, assigned or transferred by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any Acquiring Person (as such terms are defined in the Rights Agreement); and
(2)          after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate thereof.
Dated:	__________ ___, _____.
Signature

Signature Guaranteed:
Signatures must be guaranteed by a participant in a Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent.

FORM OF ELECTION TO PURCHASE
(To be executed by the registered holder if such holder
desires to exercise Rights represented by the Rights Certificate.)

TO:	NORDIC AMERICAN TANKERS LIMITED

The undersigned hereby irrevocably elects to exercise ____________ Rights represented by this Rights Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares be issued in the name of and delivered to:

(Please print name and address)

Please insert social security
or other tax identifying number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

(Please print name and address)

Please insert social security
or other tax identifying number

Dated:	__________ ___, _____.
Signature

Signature Guaranteed:
Signatures must be guaranteed by a participant in a Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent.
Certificate
The undersigned hereby certifies by checking the appropriate boxes that:
(1)          this Rights Certificate [ ] is [ ] is not being sold, assigned, transferred, or exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement); and
(2)          after due inquiry and to the best knowledge of the undersigned, it [ ] did [ ] did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

Dated:	__________ ___, _____.
Signature

Signature Guaranteed:
Signatures must be guaranteed by a participant in a Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent.

NOTICE
The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.
In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and such Assignment or Election to Purchase will not be honored.

Exhibit C
SUMMARY OF RIGHTS
Introduction

On June 16, 2017, the Board of Directors (the "Board") of Nordic American Tankers Limited, a Bermuda corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Shares, par value $0.01 per share (the "Common Shares") and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of June 16, 2017 (the "Rights Agreement"), by and between the Company and Computershare Trust Company, N.A., as rights agent. The dividend is payable on June 26, 2017 to the shareholders of record on June 26, 2017.
The Board has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of the outstanding Common Shares without the approval of the Board. If a shareholder's beneficial ownership of the Common Shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement.
The Rights. The Rights will initially trade with, and will be inseparable from, the Common Shares. The Rights are evidenced only by certificates that represent the Common Shares. New Rights will accompany any new Common Shares the Company issues after June 26, 2017 until the Distribution Date described below.
Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Shares (a "Preferred Share") for $30.00 (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one share of Common Shares. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights will not be exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding Common Shares.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Common Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended— are treated as beneficial ownership of the number of shares of the Company's Common Shares equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company's Common Shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the outstanding Common Shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the "Distribution Date." Until that date, the Common Shares certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

C-1

Preferred Share Provisions
Each one one-thousandth of a Preferred Share, if issued, will, among other things:
•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of Common Shares.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In. If an Acquiring Person obtains beneficial ownership of 15% or more of the Common Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
•
Flip Over. If, after an Acquiring Person obtains 15% or more of the Common Shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a have a stock split.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Shares, the Board may extinguish the Rights by exchanging one share of Common Shares or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one share of Common Shares.

C-2

Expiration. The Rights expire on the earliest of (i) June 16, 2027; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

C-3